Exhibit 99.3

Translated from the French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,608,782.48 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

MANAGEMENT REPORT PREPARED BY THE BOARD OF DIRECTORS AND PRESENTED TO THE
ANNUAL ORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON 22 JUNE 2004

Dear Sirs:

In accordance with French law and the Company’s bylaws, the Board of Directors called an ordinary shareholders’ meeting in order to report on the condition and the business of the Company during the financial year ended on December 31, 2003 (the “Financial Year”) and to invite you to rule upon the financial statements for the Financial Year.

During this shareholder meeting, the statutory auditor’s reports will be read.

These reports, the management report, the financial statements, and all related documents were made available to you at the company’s registered office, as required by law.

I.	Business and Condition of the Company during the Financial Year

The financial year ended December 31, 2003 was a very successful year for the Company with respect to technical progress and improvement of its financial situation, both in terms of net operating results and cash on the balance sheet.

With respect to its Medusa® platform, a licensing and commercialization agreement was signed with Bristol Myers Squibb to develop and market Basulin®, a controlled release unmodified human insulin. Additionally, the Company continued to work on the pre-clinical development of Interferon-alpha and Interleukin-2.

With respect to its Micropump ® platform, the Company had important revenues coming from license agreements with Biovail and GlaxoSmithKline and continued feasibility studies with other partners.

Corning, for its part, continued both its collaboration on R&D and the commercial promotion of its photochromic eye glasses using the photochromic material developed by Flamel.

For the Financial Year, the Company had net sales in the amount of 37.7 M. Euros, compared with 19.5 M Euros for the previous financial year.

In October 2003, the Company issued 2,000,000 shares through a public offering on the Nasdaq, generating net proceeds of 53.5 M. Euros.

II.	Results of the Financial Year

The following results are in accordance with French GAAP.

1.	Statement of operations

2003 revenues amounted to 37.7 M. Euros compared to 19.5 M. Euros in 2002. 2003 revenues included 2.5 M. Euros of product sales, 34.1 M. Euros of license and research revenues, 0.6 M. Euros of royalties and 0.5 M. Euros of analysis services.

Salaries and social charges, representing 36% of total operational costs, increased 20% in 2003 to 9.3 M. Euros, compared to 7.8 M. Euros in 2002. This was principally due to the growth in the number of employees (166 salaried employees in December 2003 versus 139 salaried employees in December 2002).

Other costs in 2003 grew by 43%. This was due to significant investments in research and development activities, particularly with respect to subcontracting costs of pre clinical, clinical studies and clinical batches (+80%) compared to last year. Lab materials also increased to 3.8 M. Euros in 2003 versus 2.1 M. Euros in 2002.

Negative non-operating income, before extraordinary items, of 0.5 M. Euros in 2003 was due to unfavorable exchange rate effects of 0.8 M. Euros, partially offset by realized gains from the sale of marketable securities of 0.3 M. Euros.

The profit before tax (and excluding extraordinary items) in 2003 amounted to 11.3 M. Euros compared to a profit of 0.2 M. Euros in 2002.

Together with extraordinary income of 1.0 M. Euros from asset sales, recognition as income of investment subsidies from French government agencies of 0.7 M. Euros, and research tax credit of 0.4 M. Euros, the net profit for the year amounted to 12,800,854 Euros.

2.	Balance Sheet

ASSETS

Total assets increased to 100.7 M. Euros, of which 4.3 M. Euros relate to fixed assets and 96.4 M. Euros to current assets.

Accounts receivable at the end of the year were 6.8 M. Euros, reflecting the high amounts invoiced in December 2003.

Marketable securities amounted to 85.5 M. Euros at the end of 2003, including money market funds and term deposits, compared to 13.8 M. Euros at the end of 2002.

LIABILITIES

Shareholders’ equity, after taking into account the profit for 2003, amounted to 92.8 M. Euros.

Total liabilities amounted to 7.4 M. Euros, with 2.8 M. Euros of accounts payable to suppliers and 1.3 M. Euros of conditional loans from French government agencies.

3.	Capital investments

Capital investments for the year amounted to 3.0 M. Euros and were principally utilized for research and development activities, especially at the Pessac plant, as well as the replacement of some analytical equipment and new spray coating equipment.

4.	Financing

The Company made several significant transactions over the 2003 year:

-	As a result of the 2,000,000 shares issued through the public offering on the Nasdaq, the Company received net proceeds of 53.5 M. Euros ($62.5 M);

-	As a result of warrants exercised by investors and Directors, the Company issued 2,866,500 shares generating 9.4 M. Euros;

-	As a result of options exercised by employees, the Company issued 327,500 shares, generating 1.8 M. Euros cash

5.	Allocation of the net result

The Board of Directors proposes to allocate the 12,800,854 Euros net profit for the last financial year to the Carry-forward account, which would then amount to (30,174,343) euros.

Since its creation, the Company has never distributed dividends.

No important event, having any material effect on the financial statements of year 2003, occurred between December 31, 2003 and the date of this management report.

III.	Improvements – Difficulties Experienced

The Company made substantial progress during the year, both with respect to its product pipeline and its financial position. Highlights included:

•	The completion of Phase IIa trials for Basulin® and the subsequent signing of a global licensing and commercial agreement with Bristol Myers Squibb. Flamel received an upfront payment of $20 M. The license calls for anticipated milestone payments of $145 M. and double digit royalties. Basulin® is the first controlled release unmodified human insulin for patients with type 1 and type 2 diabetes.

•	The licensing of controlled release acyclovir, Genvir®, to Biovail for the U.S. and Canadian markets.

•	The continued application of the Medusa platform for:

o	Interleukin-2;

o	Interferon-alpha;

o	Human Growth Hormone; and

o	Erythropoietin

•	The continued application of the Micropump platform with GlaxoSmithKline, Merck, and Servier, as well as with other undisclosed partners.

•	In October, the Company announced the termination of its license agreement with GlaxoSmithKline for Augmentin-SR.

IV.	Foreseeable Evolution of the Company –Prospects

The Board of Directors believes that shareholders should look for the following developments in 2004 :

-	expected continuation and development of the collaboration with Servier, GlaxoSmithKline and BMS according to the license agreements signed;

-	expected continuation of the applications of Micropump and Medusa technologies to other products, especially with feasibility studies contracted with pharmaceutical companies and also on self-funded projects;

-	the establishment of new R&D partnerships to facilitate the commercialization of various projects;

-	continuation of sales of photochromic eyeglasses by CORNING using the photochromic material developed by the Company;

The projected revenues and the present cash position will permit the Company to fund its activity and development in 2004.

V.	Accounting Methods –Results – Allocation of Results

The financial statements presented to you were prepared in accordance with the applicable French accounting laws, principles and methods.

Please note that the accounting methods used in preparing these financial statements are the same as those used in previous financial years.

The net profit for the Company’s Financial Year amounts to 12,800,853.77 Euros, rounded to 12,800,854 Euros, compared with 3,429,405 Euros for the previous financial year.

We propose that the profits for the Financial Year be allocated fully to the Carry-forward account.

VI.	Dividends paid during the past three financial years and Corresponding Tax Credit

We wish to note, as required by Section 243 bis of the General Tax Code, that no dividends were distributed in the preceding three financial years.

VII.	Significant Events between the Close of the Financial Year and the Date of this Report

None

VIII.	Research and Development Activities of the Company

MEDUSA®

The Company continued its development of Basulin®, on its own and then pursuant to the license and commercialization agreement it signed with Bristol Myers Squibb. It also pursued the pre-clinical development of Medusa-enabled formulations of long-acting Interleukin-2, long-acting Interferon-alpha, long-acting human growth hormone, and long-acting Erythropoeitin.

Micropump®

The company licensed its controlled-release formulation of acyclovir – Genvir® - to Biovail for the U.S. and Canadian markets. It continued its development of an ACE inhibitor with Servier and a controlled release formulation of Coreg with GlaxoSmithKline. Additionally, the company continued its development with Merck of an undisclosed product, as well as several projects with undisclosed partners.

Photochromic Materials

The company continued its relationship with Corning for the production of photochromic materials for use in eyeglasses.

IX.	Non Tax-Deductible Expenses

No extravagant expenses or charges as set forth by Section 223 quater of the General Tax Code were incurred during the Financial Year.

X.	Table of the Results of the past five financial years

In accordance with Section 148 of Regulation n°67 236 dated March 23, 1967, the table summarizing our Company’s results for the last five financial years is appended to this report.

XI.	Employees

The number of employees as of December 31, 2003 was 166.

XII.	Capital Ownership

On December 31, 2003, the share capital of the Company amounted to 2,608,782.48 Euros and consisted of 21,391,590 shares. Approximately 96% of the share capital is quoted on the Nasdaq under the form of ADSs, through the Bank of New York.

XIII.	Agreements Referred to in Sections L. 225-38 et seq. of the Commercial Code

Please note that the statutory auditor has prepared a special report, which is submitted to you, in which he indicates that some agreements referred to in Sections L. 225-38 et seq. of the Commercial Code have been entered into or renewed during the last financial year.

We ask you to approve and/or ratify, if applicable, any agreements referred to under Section L. 225-38 et seq. of the Commercial Code, which have been entered into or renewed during the Financial Year, and which may be mentioned in the report of the Statutory Auditor.

XIV.	Management and Control of the Company

The term of office of each Messrs. Gérard Soula, Jean-Noël Treilles, Stephen Willard, Raul Cesan, William Dearstyne et Michel Greco, in their capacity as directors of the Company, expires at the end of the Shareholders’ Meeting to which you are called, we propose to renew their terms of office for one (1) year, i.e. until the Shareholders’ Meeting that will be convened to vote on the financial statements for the financial year that will end on December 31, 2004.

XV.	Total Amount of Compensation and In-Kind Benefits received by each Director and Officer from the Company and Controlled Companies During the Past Financial Year

For year 2003, Mr. Soula, President Directeur General received a total compensation of 655,439 Euros.

For year 2003, Mr. Willard, Director and CFO received a total compensation of 398,295 Euros.

XVI.	List of Offices and Positions in Other Companies, of Each Director During the Financial Year

1.Mr. Gérard Soula, Président Directeur General (Chairman and CEO)

None

2.Mr. Raul Cesan, Director

Mr. Cesan is also Director of The New York Times Company and First Heal Corporation (USA)

3.Mr. William Dearstyne, Director.

Mr Dearstyne is also a Director of Phonak AG (Switzerland)

4.Mr. Michel Greco, Director

Mr. Greco is also Director of Vaxgen Inc (USA), I.D. Biomedical (Canada), Powderject (UK) and Intercell A.G. (Austria).

5.Mr. Jean-Noël Treilles, Director

Mr. Treilles is also Director of Lipha Pharmaceuticals Inc (USA), Director of EMD Inc. (US), Director of Dey Inc. (US) and Autogen Limited (Australia).

6.Mr. Stephen Willard, Director, CFO

Mr. Willard is also Director of Etrade Bank and of Etrade Holdings, Inc.

XVII.	Significant Acquisitions of Equity Interests in Companies Having Their Registered Office in France or Acquisition of the Control of Such Companies

None

XVIII.	Percentage of the Share Capital Held by Employees, Either Directly or via an Investment Fund or a Company Savings Plan

Percentage of the share capital held directly by employees amounts to 2% of the capital at the end of 2003.

The Board invites you, after the reading of the reports by the Statutory Auditor, to adopt the 2004 resolutions put to your vote.

Gérard SOULA
Chairman and CEO